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                               January 14, 2021

       Zhe Wang
       Chairman, Chief Executive Officer, and Director
       TIAN RUIXIANG Holdings Ltd.
       21A Jingyuan Art Center, 3 Guangqu Road
       Chaoyang District, Beijing 100124

                                                        Re: TIAN RUIXIANG
Holdings Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed December 23,
2020
                                                            File No. 333-235727

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form F-1 filed December 23, 2020

       Executive Compensation, page 91

   1. Please update your executive compensation information for the most recently completed fiscal year ended
October 31, 2020.
       Financial Statements, page F-1

   2. We remind you of the financial statement updating requirements provided in Item 8.A.4 of the Form 20-F as well
as Instruction 2 to Item 8.A.4 of the Form 20-F. Specifically, in the
                                                        case of an initial
public offering, the audited financial statements shall be as of a date not older than 12 months.
This requirement may be waived in cases where you can represent that you are not
required to comply with this requirement in any other jurisdiction outside the United States and
that complying with the requirement is impracticable or involves
 Zhe Wang
TIAN RUIXIANG Holdings Ltd.
January 14, 2021
Page 2
      undue hardship. We also remind you that this representation must be filed as an exhibit to the registration statement.
       You may contact Ben Phippen at 202-551-3697 or Melissa Rocha at 202-551-3854 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameZhe Wang
                                                           Division of
Corporation Finance
Comapany NameTIAN RUIXIANG Holdings Ltd.
                                                           Office of Life
Sciences
January 14, 2021 Page 2
cc:       Ying Li, Esq.
FirstName LastName